Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-176481
March 13, 2012

Pricing Term Sheet

Colony Financial, Inc.

8.50% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per Share)

March 13, 2012

Issuer:	Colony Financial, Inc.

Security:	8.50% Series A Cumulative Redeemable Preferred Stock (“Series A Preferred Stock”)

Number of Shares:	5,200,000 shares (5,980,000 shares if the underwriters’ over-allotment option is exercised in full)

Public Offering Price:	$25.00 liquidation preference per share; $130,000,000 total (not including the underwriters’ option to purchase additional shares)

Underwriting Discounts and Commissions:	$0.7875 per share; $4,095,000 total (not including the underwriters’ option to purchase additional shares)

No Maturity:	Perpetual (unless repurchased or redeemed by the Issuer on or after March 20, 2017 or pursuant to its special optional redemption right, or converted by a holder in connection with a Change of Control (defined below))

Pricing Date:	March 13, 2012

Settlement Date:	March 20, 2012 (T + 5)

Liquidation Preference:	$25.00 per share, plus accrued and unpaid dividends

Dividend Rate:	Holders of Series A Preferred Stock will be entitled to receive cumulative cash dividends on the Series A Preferred Stock at the rate of 8.50% per annum of the $25.00 per share liquidation preference, which is equivalent to $2.125 per annum per share.

Dividend Payment Dates:	Dividends on the Series A Preferred Stock will be payable quarterly in arrears on or about the 15th day of January, April, July and October of each year. The first dividend on the Series A Preferred Stock sold in this offering will be paid on July 16, 2012 and will be in the amount of $0.6847 per share.

Optional Redemption:	Except in instances relating to preservation of our qualification as a REIT or pursuant to our special optional redemption right discussed below, our Series A Preferred Stock is not redeemable prior to March 20, 2017. On and after March 20, 2017, we may, at our option, redeem our Series A Preferred Stock, in whole, at any time, or in part, from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined below), we will have the option to redeem our Series A Preferred Stock, in whole, at any time, or in part, from time to time, within 120 days after the first date on which such Change of Control has occurred for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date. To the extent that we exercise our special optional redemption right relating to the Series A Preferred Stock, the holders of Series A Preferred Stock will not be permitted to exercise the conversion right described below in respect of their shares called for redemption.

Change of Control:	A “Change of Control” is when, after the original issuance of the Series A Preferred Shares, the following have occurred and are continuing:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our capital stock entitling that person to exercise more than 50% of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•	following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such common securities) listed on the NYSE, the NYSE Amex or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

Conversion Rights:	Upon the occurrence of a Change of Control (as defined above), you will have the right (unless we have elected to exercise our special optional redemption right to redeem your Series A Preferred Stock) to convert some or all of your Series A Preferred Stock into a number of shares of our common stock, par value $0.01 per share, equal to the lesser of (A) the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and (B) 2.9815 (i.e., the Share Cap), subject, in each case, to certain adjustments and provisions for the receipt of alternative consideration of equivalent value as described in the prospectus supplement.

If we have provided a redemption notice with respect to some or all of the Series A Preferred Stock, holders of any Series A Preferred Stock that we have called for redemption will not be permitted to exercise their Change of Control Conversion Right in respect of any of their shares of Series A Preferred Stock that have been called for redemption, and any Series A Preferred Stock subsequently called for redemption that has been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the Change of Control Conversion Date.

CUSIP/ISIN:	19624R 205 / US19624R2058

Listing:	We intend to file an application to list our Series A Preferred Stock on the NYSE under the symbol “CLNYPrA.” We expect trading of the shares of Series A Preferred Stock on the NYSE, if listing is approved, to commence within 30 days after the date of the initial delivery of the shares.

Joint Book-Running Managers:	Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and UBS Securities LLC

Co-Managers:	RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847 or by email at Barclaysprospectus@broadridge.com; Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, telephone: 1-800-294-1322 or by e-mail at dg.prospectus_requests@baml.com; Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, telephone: (866) 718-1649 or by e-mail at prospectus@morganstanley.com; or UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Specialist, telephone: 877-827-6444, ext. 561 3884.